File No. 70-8789


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                 Amendment No. 5
                        (Post-Effective Amendment No. 3)
                                       to
                                    FORM U-1

                           APPLICATION OR DECLARATION

                                      under

                 The Public Utility Holding Company Act of 1935

                              THE SOUTHERN COMPANY
                           270 Peachtree Street, N.W.
                             Atlanta, Georgia 30303

               (Name of company or companies filing this statement
                  and addresses of principal executive offices)


                              THE SOUTHERN COMPANY

                (Name of top registered holding company parent of
                          each applicant or declarant)

                            Tommy Chisholm, Secretary
                              The Southern Company
                           270 Peachtree Street, N.W.
                             Atlanta, Georgia 30303

                   (Names and addresses of agents for service)


         The Commission is requested to mail signed copies of all orders, notices and communications to the above agents for service and to:

              Gale E. Klappa                      John D. McLanahan, Esq.
         Financial Vice President                  Troutman Sanders LLP
           The Southern Company                 600 Peachtree Street, N.E.
        270 Peachtree Street, N.W.                      Suite 5200
          Atlanta, Georgia 30303                Atlanta, Georgia 30308-2216

Item 1.       Description of Proposed Transactions.
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         The information previously set forth in Item 1 in this proceeding is hereby deleted and replaced with the following:

         1.1 Summary. The Southern Company ("Southern") is a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"). Pursuant to an order dated March 13, 1996 (Holding Company Act Rel. No. 26489), Southern is currently authorized to issue and sell from time to time, prior to April 1, 2001, short-term and/or term-loan notes to lenders and commercial paper to dealers in an aggregate principal amount at any one time outstanding of up to $2 billion.1 At December 31, 2000, commercial paper and notes evidencing bank borrowings in an aggregate principal amount of $558,000,000 were outstanding under such authorization.2

         Southern now requests an extension of the authorization period to April 1, 2004. Southern proposes to use the proceeds of short-term and term-loan notes and/or commercial paper sales to invest in subsidiaries in accordance with authorizations obtained in separate proceedings, to make additional investments, directly or indirectly, in one or more "exempt wholesale generators" (each, an "EWG") and "foreign utility companies" (each, a "FUCO"), subject to the investment limitation as may be allowed in File No. 70-8725 or otherwise



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    1 At September 30, 2000, the maximum aggregate principal amount of notes that may be issued pursuant to the exemption from the provisions of Section 6(a) of the Act afforded by the first sentence of Section 6(b) was $175,155,577.

    2 Effective September 28, 1995, Southern established a commercial paper program with J.P. Morgan Securities, Inc., Lehman Brothers, Inc. and Morgan Stanley & Co. Incorporated, as dealers. At December 31, 2000, Southern had issued and outstanding commercial paper notes in an aggregate principal amount of $558,000,000.

authorized by the Commission, and to pay for environmental or other contingencies. It is proposed that any debt issued will be unsecured.

         1.2 Credit Facilities. Southern proposes to effect borrowings from one or more banks or other lending institutions, provided that the aggregate amount of borrowings by Southern from such institutions, together with the aggregate amount of commercial paper at any time issued and outstanding, will not exceed $2 billion. Such borrowings will be evidenced by notes to be dated as of the date of such borrowings and to mature in not more than seven (7) years after the date of issue, or by "grid" notes evidencing all outstanding borrowings from each lender to be dated as of the date of the initial borrowings and to mature in not more than seven (7) years after the date of issue. In order to obtain a lower borrowing cost, Southern may agree to provide that any note evidencing such borrowings may not be prepayable, or that it may be prepaid with payment of a premium that is not in excess of the stated interest rate on the note to be prepaid, which premium, in the case of a note having a maturity of more than one year, would generally thereafter decline to the date of the note's final maturity.3

         Borrowings from the lending institutions will be at the lender's prevailing rate offered to corporate borrowers of similar quality, which will not exceed the prime rate or (i) LIBOR plus up to 3%, or (ii) a rate not to exceed the prime rate to be established by bids obtained from the lenders prior to a proposed borrowing.

         Southern may pay a commitment fee based upon the unused portion of each lender's commitment. The total fee is determined by multiplying the


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    3 It is expected that the option to prepay borrowings could cost Southern from 25 to 75 basis points (depending upon the maturity of borrowings).

unused portion of the lender's commitment by up to 1/2 of 1%. Compensating balances may be used in lieu of fees to compensate certain of the lenders.4

         1.3 Commercial Paper Sales to or through Dealers. Southern also proposes that its authority to issue and sell commercial paper to or through dealers from time to time be extended to April 1, 2004. Such commercial paper will be in the form of promissory notes with varying maturities not to exceed one year, which maturities may be subject to extension to a final maturity not to exceed 390 days.5 Actual maturities will be determined by market conditions, the effective interest costs and Southern's anticipated cash flow, including the proceeds of other borrowings, at the time of issuance. The commercial paper notes will be issued in denominations of not less than $50,000 and will not by their terms be prepayable prior to maturity.

         The commercial paper will be sold by Southern directly to or through a dealer or dealers (the "dealer"). The discount rate (or the interest rate in the case of interest-bearing notes), including any commissions, will not be in excess of the discount rate per annum (or equivalent interest rate) prevailing at the date of issuance for commercial paper of comparable quality of the particular maturity sold by issuers thereof to commercial paper dealers.

         No commission or fee will be payable in connection with the issuance and sale of commercial paper, except for a commission not to exceed 1/8 of 1% per annum payable to the dealer in respect of commercial paper sold through the dealer as principal. The dealer will reoffer such commercial paper at a discount


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    4 Currently, Southern has two syndicated credit facilities with 34 banks totaling commitments of $2.0 billion, as well as several uncommitted facilities.

    5 The ability to extend the maturity of commercial paper notes is a feature of an Extendible Commercial Notes program. The maturity of commercial paper notes issued pursuant to an Extendible Commercial Notes program is 365 days or less; however, if the principal of any commercial paper note is not paid at maturity, the maturity of such commercial paper note will be automatically extended to 390 days from the date of original issuance.

rate of up to 1/8 of 1% per annum less than the prevailing discount rate to the issuer or at an equivalent cost if sold on an interest-bearing basis.

         Each certificate under Rule 24 with respect to the issue and sale of commercial paper will include the name or names of the commercial paper dealers, the amount of commercial paper outstanding as of the end of each quarter and information with respect to the discount rate and interest rate.

         1.4 Use of Proceeds. Southern proposes that the proceeds of the short-term and term-loan notes and/or commercial paper for which Southern is hereby requesting an extension of authorization be utilized to acquire the securities of associate companies in transactions that are exempt from Section 9(a)(1) of the Act pursuant to Rule 52(d), to make capital contributions or open account advances to subsidiaries in transactions that are exempt from Section 12(b) of the Act pursuant to Rule 45(b)(4), to acquire the securities of one or more EWGs, FUCOs or "exempt telecommunications companies" in transactions that are exempt from the application requirements of the Act pursuant to Section 32(g), Section 33(c) or Section 34(d) of the Act, as applicable, and/or as authorized pursuant to orders of the Commission issued in separate proceedings or as permitted under other rules of general applicability (including general corporate purposes such as repayment of indebtedness). Southern states that it will not use any portion of the proceeds from the borrowings and/or commercial paper sales for which authority is sought to be extended herein to make investments in subsidiaries, except in accordance with and subject to any limitations contained in the Commission's orders granting the applications in those related proceedings and/or in accordance with any applicable exemption, including Rules 45(b) and 52.

         A portion of the borrowings and commercial paper for which Southern is hereby requesting an extension of authorization is required to enable Southern to fund possible future investments in EWGs and FUCOs, subject to any investment limitation as may be provided by the Commission, and for bridge financing for other equity investments in Southern's wholesale generation subsidiary. Southern may also use a portion of such borrowings and commercial paper to pay for environmental or other contingencies.

         1.5 Retirement of Notes. Any short-term borrowings outstanding hereunder after March 31, 2004 will be retired from internal sources of cash or the proceeds of financings heretofore or hereafter approved in separate filings, including but not limited to File Nos. 70-8277 and 70-8435, refinancings of EWG and FUCO indebtedness on a non-recourse basis and other distributions from EWGs and FUCOs.

         1.6 Filing of Certificates. Southern hereby requests authority to file certificates of notification under Rule 24 relating to the financing transactions proposed herein on a quarterly basis (within 45 days following the close of each calendar quarter).

Item 3.      Applicable Statutory Provisions.
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         The information previously set forth in the first paragraph of Item 3 in this proceeding is hereby deleted and replaced with the following:

         The transactions proposed herein are subject to Sections 6(a), 7, 32 and 33 of the Act and to Rules 53 and 54 thereunder. The proposed transactions will be carried out in accordance with the procedures specified in Rule 23 and pursuant to an order of the Commission with respect thereto.

Item 4.       Regulatory Approval.
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         The issuance and sale of securities by Southern are not subject to the jurisdiction of any State commission or of any federal commission other than this Commission.

Item 6.       Exhibits and Financial Statements.
              ---------------------------------

       (a)    Exhibits.

        F     -     Opinion of Counsel.

                                    SIGNATURE

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this amendment to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: March 27, 2001                           THE SOUTHERN COMPANY


                                                By /s/Tommy Chisholm
                                                   Tommy Chisholm